UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

BRADESCO JOINS 2021 DOW JONES SUSTAINABILITY INDICES

Banco Bradesco S.A. (“Bradesco” or “Bank”) announces that, for the 16th consecutive time, it is part of the distinguished group of New York Stock Exchange's Dow Jones Sustainability Indices (DJSI), comprising the World and Emerging Markets portfolios for the 2021-2022 cycle.

Bradesco achieved the best performance among Brazilian private banks in the Index and reached the seventh position (98/100 in the percentile ranking) among the more than 240 banks assessed globally. In this cycle, only 24 banks were selected.

Customer relations, financial inclusion, climate strategy, human rights and environmental and social reporting were some of the indicators in which the Bank achieved the highest score.

Created in 1999, DJSI assesses best practices in corporate sustainability for companies that excel at managing the economic, environmental, social, and governance (ESG) factors of their business.

The participating companies represent 45% of global market capitalization relative to the S&P Global BMI (Broad Market Index).

This result reinforces the Bradesco Organization's purpose of contributing to Sustainable Development and its leading role in generating consistent, long-term value to all its stakeholders.

Cidade de Deus, Osasco, SP, November 22, 2021

Banco Bradesco S.A.

Leandro de Miranda Araujo

Executive and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 22, 2021

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.